STONE RIDGE TRUST VI

510 Madison Avenue, 21st Floor

New York, New York 10022

December 2, 2019

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Karen Rossotto

Re:	Stone Ridge Trust VI (the “Trust”)
Registration Statement on Form N-2
File Numbers: 333-234055; 811-23478

Dear Ms. Rossotto:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Trust respectfully requests that the effectiveness of the above-referenced registration statement (the “Registration Statement”) on Form N-2 be accelerated to Monday, December 2, 2019 or as soon thereafter as practicable.

Please call Gregory C. Davis of Ropes & Gray LLP at (415) 315-6327 or Elizabeth J. Reza of Ropes & Gray LLP at (617) 951-7919 as soon as the Registration Statement has been declared effective.

Very truly yours,

STONE RIDGE TRUST VI

By: /s/ Lauren D. Macioce

Name: Lauren D. Macioce

Title: Secretary

ALPS Distributors, Inc.

1290 Broadway, Suite 1000

Denver, Colorado 80203

December 2, 2019

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Karen Rossotto

Re:	Stone Ridge Trust VI (the “Trust”)
Registration Statement on Form N-2
File Numbers: 333-234055; 811-23478

Dear Ms. Rossotto:

The undersigned, as distributor of the above-captioned Trust, hereby joins in the Trust’s request that the effectiveness of the above-referenced registration statement on Form N-2 be accelerated to Monday, December 2, 2019, or as soon thereafter as practicable.

Very truly yours,

ALPS Distributors, Inc.

By: /s/ Steven B. Price

Name: Steven B. Price

Title: SVP & Director of Distribution Services